September 9, 2010

VIA EDGAR

Ms. Amanda Ravitz
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 000-27554

Dear Ms. Ravitz

This letter responds to the Staff’s comment letter dated August 31, 2010 addressed to David P. Yeager, Chairman and Chief Executive Officer, regarding the above-referenced filing.  Set forth below is the response of Hub Group, Inc. (the “Company”) to the Staff’s comments.

Schedule 14A

1.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In the course of preparing the proxy statement for the Company’s 2010 annual meeting of shareholders, management considered whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on our Company.  The Company’s general counsel reviewed Item 402(s) of Regulation S-K and discussed the required disclosure with outside counsel.  The review of the Company’s compensation policies and practices was conducted by representatives of the Company’s executive, legal and finance functions.  Following this review, management concluded that the Company’s policies and practices do not create risks that are reasonably likely to have a material adverse impact on our company.  Accordingly, management concluded that no disclosure would be required in the Company’s proxy statement in response to Item 402(s) of Regulation S-K.  These conclusions were reviewed and discussed with the Compensation Committee as part of its review of the proxy statement prior to its finalization.

In reaching the conclusion that the manner in which the Company compensates and incentivizes its employees does not create risks that are reasonably likely to have a material adverse impact on the Company, management and the Compensation Committee primarily considered the following factors:

•
The Company’s general compensation structure utilizes a combination of salary and incentives and includes both short-term (e. g. , salary and bonuses) and long-term (e. g. , stock awards and stock ownership guidelines) elements.  Management believes that this structure balances short and long-term perspectives and does not encourage assumption of excessive short-term risk that could otherwise have a material adverse effect on the Company.

•
The Company seeks to pay its executives a competitive base salary, so that executives earn what the Company’s believes is a fair salary without the need to earn a bonus to pay expenses.  The Compensation Committee uses a compensation consultant to help it establish this salary.  The Compensation Committee reviews a peer group and compensation data for the U.S. general industrial markets.

•
The Company’s annual cash incentive is generally set at 60% of the executive's annual base salary.  As described more fully in the Company’s proxy statement, this incentive is based solely on earnings per share for the Company’s Chief Executive Officer and President.  For the other executive officers, this incentive is based on a combination of EPS (80%) and individual performance compared to certain pre-determined personal goals (20%).  The Company’s EPS goal (or target) is generally set at the Company’s annual budgeted EPS, which, since that number was used for budgeting purposes, the Compensation Committee believes to be achievable without taking undue business risks.  A sliding scale for the EPS based annual incentive allows employees to earn some portion of the annual cash incentive even if the EPS goal is not met.  There is also the opportunity to earn up to twice the target cash incentive if the EPS target is substantially exceeded.  Management believes that this cap mitigates against excessive risk taking.

•
The third major component of the Company’s compensation plan is an annual grant of restricted stock.  This grant is given to executives and other key employees of the Company.  The size of this grant is determined by the Compensation Committee with assistance from the independent compensation consultant and the amounts are intended to be competitive using general market data and the compensation peer group data.  This restricted stock vests solely on the basis of time ratably over five years, not based in any part on performance.  With this pay element, participants in the Company’s restricted stock plan have an incentive to build long-term value for all shareholders.

•
The Company also requires each executive to retain Hub Group stock valued at twice his or her annual base salary.  This requirement aligns the executive's interest with the shareholders and encourages the executive to act in the best long-term interest of the Company.

*     *     *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (630) 271-3600.

Sincerely,

David C. Zeilstra
Vice President, Secretary and General Counsel